[Reference Translation]

May 12, 2021

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            First Section of Tokyo Stock Exchange

            and Nagoya Stock Exchange)

Name and Title of Contact Person:

            Kaname Shimizu, General Manager,

            Accounting Division

            (Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Dividends from Surplus

At a meeting held on May 12, 2021, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to distribute dividends from surplus, with a record date of March 31, 2021. In relation to the above, we hereby inform you of the following:

1.	Details of dividends

(1)	Common shares

	Determined year-end dividend for FY 2021	Most recent dividend forecast	Year-end dividend paid for FY 2020
Record date	March 31, 2021	March 31, 2021	March 31, 2020
Dividend per share	135.00 yen	—	120.00 yen
Total amount of dividends	377,453 million yen	—	331,938 million yen
Effective date	May 28, 2021	—	May 28, 2020
Source of dividends	Retained earnings	—	Retained earnings

[Reference] Details of dividends per common share through the fiscal year

Record date	Dividends for FY 2021 (ended March 31, 2021)	Dividends for FY 2020 (ended March 31, 2020)
End of interim period	105.00 yen	100.00 yen
End of fiscal period	135.00 yen	120.00 yen
Total	240.00 yen	220.00 yen

(2)	First Series Model AA Class Shares

	Year-end dividend for FY 2021	Most recent dividend forecast	Year-end dividend paid for FY 2020
Record date	March 31, 2021	March 31, 2021	March 31, 2020
Dividend per share	132.00 yen	—	132.00 yen
Total amount of dividends	2,998 million yen	—	6,217 million yen
Effective date	May 28, 2021	—	May 28, 2020
Source of dividends	Retained earnings	—	Retained earnings

[Reference] Details of dividends per First Series Model AA Class Share through the fiscal year

Record date	Dividends for FY 2021 (ended March 31, 2021)	Dividends for FY 2020 (ended March 31, 2020)
End of interim period	132.00 yen	132.00 yen
End of fiscal period	132.00 yen	132.00 yen
Total	264.00 yen	264.00 yen

2.	Reason for the dividend amount

TMC deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value.

TMC will strive for the stable and continuous payment of dividends, seeking to maintain and improve upon the consolidated payout ratio of 30% to its shareholders.

With a view to surviving tough competition and transitioning to a mobility company, TMC will utilize its internal funds mainly for growth investment for the next generation such as environmental technologies to achieve a carbon neutral society and safety technologies for the safety and security of its customers.

Considering these factors, with respect to the dividends for this consolidated fiscal year, TMC determined to pay a year-end dividend of 135 yen per common share and as a result, the annual dividend will be 240 yen per common share when combined with the interim dividend of 105 yen per common share.

In addition, TMC determined to pay a year-end dividend of 132.00 yen per First Series Model AA Class Share in accordance with a prescribed calculation method and as a result, the annual dividend will be 264 yen per share when combined with the interim dividend of 132.00 yen per share.

-End-